Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated June 28, 2006
Relating to Preliminary Prospectus Dated June 13, 2006
Registration Statement No. 333-133021
This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated June 13, 2006 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-133021) relating to these securities. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1180145/000095013406012250/0000950134-06-012250-index.htm. The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered by us:	4,500,000 shares (excluding option to purchase up to 675,000 additional shares to cover over-allotments).

Common stock to be
outstanding after this offering:	26,426,497 shares.

Initial public offering
price per share:	$10.00 per share.

Net proceeds to Replidyne:	Approximately $40.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Use of proceeds:	The net proceeds that we will receive from the offering will be less than the estimated net proceeds set forth under the caption “Use of Proceeds” in the Preliminary Prospectus, which was based on an assumed initial offering price of $15 per share.

As a result, we currently expect to use our net proceeds from this offering as follows:

• approximately $20.0 million to fund clinical trials and other research and development activities for Orapem;

• approximately $12.0 million to fund future clinical trials for REP8839;

• approximately $5.0 million to fund activities in preparation for the potential commercial launch of Orapem; and

• the remainder, along with our available cash and cash equivalents, short-term investments and interest earned, to fund working capital and other general corporate purposes, including sales, general and administrative expenses and potential further expansion of our employee base and facilities, as well as amounts due to Daiichi Asubio under our license agreement, which amounts are uncertain as to timing and dependent on the achievement of milestones.

We may also use a portion of the proceeds for the potential acquisition of, or investment in, other product candidates, intellectual property rights or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, short-term investments, funding received from our collaboration agreements and interest earned on these balances, will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures through at least the next 18 months.

However, our operating plan may change as a result of many factors, including those described on page 7 of the Preliminary Prospectus.

Pro forma as adjusted balance sheet data:	Based on the initial public offering price of $10.00 per share, as of March 31, 2006, on a pro forma as adjusted basis, cash, cash equivalents and short-term investments would have been approximately $150.2 million and, working capital would have been approximately $139.1 and total stockholders’ equity would have been approximately $87.3 million.

Pro forma as adjusted capitalization:	Based on the initial public offering price of $10.00 per share, as of March 31, 2006, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $179.8 million, total stockholders’ equity would have been approximately $87.3 million and total capitalization would have been approximately $87.3 million.

Dilution:	Based on the initial public offering price of $10.00 per share, our pro forma as adjusted net tangible book value after this offering would have been $87.3 million, as of March 31, 2006. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.18 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $6.62 per share to investors participating in this offering at the initial public offering price. Investors purchasing shares of common stock in this offering will have purchased approximately 17.04% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 23.70% of the total consideration paid for our common stock.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free either Merrill Lynch & Co., 4 World Financial Center, New York, New York 10080 (telephone: 866-500-5408) or Morgan Stanley, Prospectus Department, 1585 Broadway, New York, New York 10036 (telephone: 866-718-1649).